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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                 Qorus.com, Inc.
                                ----------------
                                (Name of Issuer)

                          Common Stock, par value $.001
                          -----------------------------
                         (Title of Class of Securities)

                                    747280105
                                 --------------
                                 (CUSIP Number)

                                  April 6, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[ x ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  747280105
--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.                      George M. Middlemas
            I.R.S. Identification Nos. of above persons      175 38 7894
            (entities only)
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [   ]
            (b) [ x ]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization             United States
--------------------------------------------------------------------------------

   Number of            5.    Sole Voting Power              106,271
    Shares              --------------------------------------------------------
 Beneficially           6.    Shared Voting Power            3,757,393
   Owned by             --------------------------------------------------------
Each Reporting          7.    Sole Dispositive Power         106,271
  Person With           --------------------------------------------------------
                        8.    Shared Dispositive Power       3,757,393
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       3,863,664
--------------------------------------------------------------------------------
      10.   Check if the Aggregate Amount in Row (9) Excludes
            Certain Shares                                                [  ]
--------------------------------------------------------------------------------
      11.   Percent of Class Represented by Amount in Row (9)             23.87%
--------------------------------------------------------------------------------
      12.   Type of Reporting Person (See Instructions)                      IN
--------------------------------------------------------------------------------


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CUSIP No.  747280105
--------------------------------------------------------------------------------
      1.    Names of Reporting Persons            Apex Investment Fund III, L.P.
            I.R.S. Identification Nos. of above persons               36 4078931
            (entities only)
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [   ]
            (b) [ x ]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization             Delaware
--------------------------------------------------------------------------------

   Number of            5.    Sole Voting Power              3,534,507
    Shares              --------------------------------------------------------
 Beneficially           6.    Shared Voting Power            0
   Owned by             --------------------------------------------------------
Each Reporting          7.    Sole Dispositive Power         3,534,507
  Person With           --------------------------------------------------------
                        8.    Shared Dispositive Power       0
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       3,534,507
--------------------------------------------------------------------------------
      10.   Check if the Aggregate Amount in Row (9) Excludes
            Certain Shares                                                [  ]
--------------------------------------------------------------------------------
      11.   Percent of Class Represented by Amount in Row (9)             21.97%
--------------------------------------------------------------------------------
      12.   Type of Reporting Person (See Instructions)                      PN
--------------------------------------------------------------------------------


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CUSIP No.  747280105
--------------------------------------------------------------------------------
      1.   Names of Reporting Persons.              Apex Strategic Partners, LLC
           I.R.S. Identification Nos. of above persons                36 4115103
           (entities only)
--------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [   ]
           (b) [ x ]
--------------------------------------------------------------------------------
      3.   SEC Use Only
--------------------------------------------------------------------------------
      4.   Citizenship or Place of Organization                         Delaware
--------------------------------------------------------------------------------
   Number of           5.    Sole Voting Power               215,919
    Shares             ---------------------------------------------------------
 Beneficially          6.    Shared Voting Power             0
   Owned by            ---------------------------------------------------------
Each Reporting         7.    Sole Dispositive Power          215,919
  Person With          ---------------------------------------------------------
                       8.    Shared Dispositive Power        0
--------------------------------------------------------------------------------
      9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                         215,919
--------------------------------------------------------------------------------
      10.  Check if the Aggregate Amount in Row (9) Excludes
           Certain Shares                                                  [  ]
--------------------------------------------------------------------------------
      11.  Percent of Class Represented by Amount in Row (9)               1.34%
--------------------------------------------------------------------------------
      12.  Type of Reporting Person (See Instructions)                       OO
--------------------------------------------------------------------------------


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THIS SCHEDULE AMENDS A SCHEDULE 13G FILED FEBRUARY 14, 2000 (THE "ORIGINAL
13G"). ALL ITEMS NOT MENTIONED SPECIFICALLY IN THIS AMENDMENT REMAIN AS PROVIDED IN THE ORIGINAL 13G.

Item 1.

     (a)       Name of Issuer

               Qorus.com, Inc.

     (b)       Address of Issuer's Principal Executive Offices

               11320 Random Hills Road, Suite 590
               Fairfax, Virginia



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Item 4.  Ownership

         (a)   Amount beneficially owned

               George M. Middlemas ("Middlemas") is the record owner of 106,271 shares (which number includes 50,000 common stock options with an exercise price of $1.25 per share and 50,000 common stock options with an exercise price of $1.00 per share); and by virtue of Middlemas' spouse being record owner of 6,967 shares may be deemed the beneficial owner of 6,967 shares; and by virtue of his status as a managing member of the general partner of Apex Investment Fund III, L.P. ("Apex III") may be deemed the beneficial owner of 3,534,507 shares; and by virtue of his status as a managing member of the investment manager of Apex Strategic Partners, LLC ("Apex Strategic") may be deemed the beneficial owner of 215,919 shares.

               Apex III is the record owner of 3,534,507 shares. Apex Strategic is the record owner of 215,919 shares.

         (b)   Percent of Class

               Middlemas is the record owner of 0.66%, based upon 16,187,405 shares outstanding, and may be deemed the beneficial owner of 23.21%, based upon 16,187,405 shares outstanding. Apex III is the record owner of 21.97%, based upon 16,087,405 shares outstanding. Apex Strategic is the record owner of 1.34%, based upon 16,087,405 shares outstanding. The shares used to calculate these percentages were reported outstanding on Issuer's 11/14/00 Form 10-QSB EDGAR filing.

         (c)   Number of shares as to which the person has

               (i)    Sole power to vote or direct the vote

                      Middlemas      106,271 shares
                      Apex III     3,534,507 shares
                      Apex Strategic 215,919 shares

               (ii)   Shared power to vote or direct the vote -

                      Middlemas    3,757,393 shares

               (iii)  Sole power to dispose or to direct the disposition of

                      Middlemas       106,271 shares
                      Apex III      3,534,507 shares
                      Apex Strategic  215,919 shares

               (iv)   Shared power to dispose or to direct the disposition of -

                      Middlemas   3,757,393 shares



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Date: February 12, 2001

                                         /s/ George M. Middlemas
                                  ----------------------------------------------
                                  GEORGE M. MIDDLEMAS


                                  APEX INVESTMENT FUND III, L.P.
                                  a Delaware Limited Partnership

                                  By: Apex Management III, LLC

                                  By:    /s/ George M. Middlemas
                                      ------------------------------------------
                                        George M. Middlemas, a managing member

                                  APEX STRATEGIC PARTNERS, LLC
                                  a Delaware Limited Liability Company

                                  By:  Apex Management III, LLC

                                  By:    /s/ George M. Middlemas
                                       -----------------------------------------
                                         George M. Middlemas, a managing member



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                           EXHIBIT II TO SCHEDULE 13G
                         17 C.F.R. 240.13d-1(k)(1)(iii)

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Qorus.com, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 12, 2001

                                         /s/ George M. Middlemas
                                  ----------------------------------------------
                                  GEORGE M. MIDDLEMAS


                                  APEX INVESTMENT FUND III, L.P.
                                  a Delaware Limited Partnership

                                  By: Apex Management III, LLC

                                  By:    /s/ George M. Middlemas
                                      ------------------------------------------
                                         George M. Middlemas, a managing member



                                  APEX STRATEGIC PARTNERS, LLC
                                  a Delaware Limited Liability Company

                                  By:  Apex Management III, LLC

                                  By:    /s/ George M. Middlemas
                                       -----------------------------------------
                                         George M. Middlemas, a managing member